Mail Stop 3561

December 12, 2006

Dr. George W. Taylor
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534

> **Re: Ocean Power Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2006**
> **File No. 333-138595**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please revise your document to reflect the reverse stock split of your common stock to be completed prior to this offering and your reincorporation in Delaware which will become effective prior to this offering.

Outside Front Cover Page of Prospectus

3. Please identify only the lead or managing underwriters on the cover page. Refer to Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1

4. Please eliminate the first sentence in the second paragraph of your headnote as the defined terms are clear from context.

Our Company, page 1

5. Please revise here and throughout the filing to consistently reflect the operating status of your PowerBuoy systems. For example, if only one system is in the water and currently generating electricity, so indicate. Describe where it is located and how long it has been operating.

6. In this connection, your discussion appears to emphasize that you are commercializing proprietary systems, offering products as part of your systems and expanding your key commercial opportunities, rather than focusing on your developmental activities and the status of your systems. Please revise here and elsewhere, such as under Business.

7. Please provide support for the qualitative and comparative statements contained in this section and throughout your prospectus. We note these examples appearing in this section:

    •   That you are a leading wave energy company;

    •   Global demand for electric power is expected to increase from 14.8 trillion kilowatt hours in 2003 to 30.1 trillion kilowatt hours by 2030, according to the EIA; and

    •   That investments in new generating capacity will exceed $4 trillion in the period from 2003 to 2030, of which $1.6 trillion will be for new renewable energy generation equipment.

    Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Please tell us whether the sources you cite to are publicly available. If they were prepared especially for you and are not publicly available, please file a consent from the source. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise these and similar statements throughout your prospectus as necessary.

The Offering, page 4

8. If applicable, please disclose the percentage of your common stock that is held by your officers and directors and whether they are able to control the outcome of stockholder votes on various matters.

Risk Factors, page 8

9. Many of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption "*Our future success depends on our ability to increase the maximum power output of our utility PowerBuoy system, which is subject to risks and uncertainties*"does not describe the risks and uncertainties. The caption *"We may be unable to deploy larger PowerBuoy systems cost effectively and without damage to the systems"* does not explain that if this happens, you may be unable to expand your business, maintain your competitive position, satisfy your contractual obligations or become profitable.

   Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Also, please avoid the generic conclusion that a particular risk would adversely affect or materially harm your business, results of operations and financial condition.

10. Several of your risk factors contain language that mitigates the risk. See, for example:

   - "Although we have extensively tested our technology in the ocean…" in the second risk factor on page 8;

   - "Although we may attempt to minimize the financial risks attributable to the development of a project…" in the last risk factor on page 8;

   - "Although our reporting currency is the US dollar…" in the first risk factor on page 15; and

   - "Although we carry insurance for our PowerBuoy systems…" in the second risk factor on page 16.

These are only examples. Please eliminate mitigating language from your risk factors.

11. Please revise to discuss the following risks:

- The geographic limitations and concentration of your business; and

- If applicable, discuss any risks posed by cold weather and water temperature or seasonal changes.

Failure by third parties to supply or manufacture…, page 12

12. Please revise to identify the third parties on whom you rely. Similarly, on page 10, please identify the two other customers on whom you depend.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

13. Please note that Item 303(a)(1), (2)(ii) and (3)(i) of Regulation S-K requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? It appears appropriate to consider such matters as the availability of energy resources, status of renewable energy research, concerns about global warming, etc. Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Liquidity and Capital Resources, page 38

14. Please expand to discuss the extent to which operation funding requirements exceed your cash received from your customers and how these cash requirements fit into your overall business plan. Please clarify the extent to which your use of cash exceeds your generation of cash from operations thus giving rise to outside funding requirements.

Cash Flows, page 38

15. You discussion of the statement of cash flows is a numerical reiteration of the figures contained in this statement. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. See Section 501.13b of the Financial Reporting Codification.

Business, page 44

16. Please revise to clarify the status of your deployments and your "commercial opportunities" and "relationships." For example, clarify the number of buoy power stations that are currently operational. For each of the product deployments, discuss the material events or steps required in order to begin to generate revenues, the material risks, conditions or contingencies to the achievement of those events or steps, the funds needed to implement each step and a timetable for the commencement of each proposed activity.

17. We note that on page 23 you disclose various uses for the proceeds to be raised in this offering. Please discuss in detail how you plan to use the proceeds in order to grow your business. In addition, we note that the longest continuous deployment of your buoy system has been for only 12 months. Please discuss the reasons why your buoy system was not able to operate for a longer period of time and describe the maintenance problems with New Jersey demonstration buoy and how you intend to address these challenges. Further, please discuss how you intend to increase power output by increasing the diameter or number of buoys in your system and any challenges or problems with these proposals.

Our competitive advantages, page 47

Our systems are environmentally benign…, page 48

18. We note that you state that your buoy system does not present significant risks to marine life and does not emit significant levels of pollutants. Please address whether the environmental impact on marine life and ecology will remain the same for different geographic locations or in the event that you increase the power output of your systems, either with an array of buoys or buoys with an increased diameter.

Certain Relationships and Related Party Transactions, page 74

19. We note that you include information since May 1, 2005. Please revise to include information for the two fiscal years preceding the last fiscal year. Refer to Instruction 2 to Item 404 of Regulation S-K.

20. Please indicate whether the terms of these transactions are comparable to terms with unaffiliated parties.

Principal Stockholders, page 75

21. Please revise to include Princeton Research Associates and Dunfield Investment Company in the table. In addition, please update to include information as of the most recent practicable date.

Determination of Offering Price, page 87

22. We note you list in bullet points the factors considered in determining the offering price. Please describe in further detail how each factor will affect the determination.

23. The last bullet point, "other factors deemed relevant by the underwriters and us," is vague. Please describe the other factors.

Where You Can Find More Information, page 91

24. We note the disclosure in the last paragraph indicating that you have not independently verified the data from industry publications appearing in the registration statement. Please delete any statements implying that you are not responsible for the disclosure in the registration statement.

Financial Statements

General

25. Please note that as of December 12, 2006, you will need to update your financial statements in accordance with Article 3 of Regulation S-X.

Note (3) Certificates of Deposit

26. To the extent any certificates of deposit are denominated in a currency other than the US dollar, please indicate the nominal face amount and currency for each certificate of deposit.

Note 4. Property and Equipment

27. Please tell us how you treat demonstration wave power station(s) as discussed on page 53 in your balance sheet. In this regard, please explain to us how you generate revenues from the development and construction of the PowerBuoy

systems for demonstration purposes. A description of a representative contract and the financial statement treatment of the related revenue and costs would be helpful to our understanding.

Note (1) (l) Stock-Based Compensation

28. Please tell us how you determined the fair value of your underlying stock to use in your valuation of stock options. On this note, please tell us why you determined volatility based on a peer group when it appears you have a trading history on the London AIM. We may have further comment.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

29. Please describe the exemption relied upon in connection with the issuances described in paragraph 4.

Item 16. Exhibits, page II-3

30. We note your intention to file some exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

31. Please confirm that you will file all material agreements. For example, we note that the index does not list any agreements with suppliers, or the Department of Homeland Security, or any contracts for the projects in France, England, Oregon, New Jersey, or Washington.

Item 17. Undertakings, page II-3

32. Please revise to include the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Chief Accountant , at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert A. Schwed, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        Via Facsimile